Exhibit 99.1

CIAN ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS AND COMMITTEES

LARNACA, Cyprus, April 19, 2022--(BUSINESS WIRE)-- Cian PLC (NYSE: CIAN, MOEX: CIAN) (“Cian” or the “Company”), a leading online real estate classifieds platform in Russia, today announced that Mr. Gilles Blanchard has tendered his resignation as a member of the board of directors of the Company (the “Board”), effective as of 00:00 Eastern time on April 12, 2022 (the “Effective Time”). Mr. Blanchard served as a member of each of the Audit Committee of the Board (the “Audit Committee”) and the Compensation, Governance and Nominating Committee of the Board (the “Compensation, Governance and Nominating Committee”).

On April 14, 2022, upon recommendation of the Compensation, Governance and Nominating Committee, the Board appointed Mikhail Zhukov as a director of the Company. Mr. Zhukov has served as chief executive officer of HeadHunter Group PLC (an associate of Elbrus Capital, one of the Company’s significant shareholders) since February 2008 and as a member of its board of directors since May 2019. Prior to joining HeadHunter Group PLC, Mr. Zhukov worked for a variety of different Russian IT companies. Mr. Zhukov launched the insource IT company (IT-SK) at Sibur in 2007 and launched the Network Integration Division at IBS (a major Russian systems integrator) in 1994. He holds a Masters in Engineering from Moscow Aviation Institute (National Research University) and a diploma in Economics from Plekhanov Russian Academy of Economics. Mr. Zhukov also holds a certificate for the Program for Executive Development from IMD in Lausanne, Switzerland.

On April 19, 2022, upon recommendation of the Compensation, Governance and Nominating Committee, the Board appointed Dmitriy Antipov to the Audit Committee, with effect immediately following the Effective Time. The Board has also determined that, based on his education and experience, Mr. Antipov is financially literate in accordance with the requirements of the NYSE. The Board intends to rely upon the phase-in exemptions from the independence requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act) in respect of Mr. Antipov’s appointment to the Audit Committee. Following Mr. Antipov’s appointment, the Audit Committee consists of Douglas Gardner, Simon Baker and Dmitriy Antipov, with Mr. Gardner serving as Chairperson.

On April 19, 2022, upon recommendation of the Compensation, Governance and Nominating Committee, the Board appointed Mikhail Zhukov to the Compensation, Governance and Nominating Committee, with effect immediately following the Effective Time of his appointment as the director. Following Mr. Zhukov’s appointment, the Compensation, Governance and Nominating consists of Mikhail Zhukov, Dmitriy Antipov and Maksim Melnikov, with Mr. Antipov serving as Chairperson.

The Company has previously disclosed in its registration statement on Form F-1, declared effective by the SEC on November 4, 2021, that it follows the corporate governance practices of its home country, Cyprus, in lieu of certain of the corporate governance requirements of the NYSE. In addition, as discussed above, the Board intends to rely upon the phase-in exemptions from the independence requirements of the Exchange Act in respect of its Audit Committee.

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top ten most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for other online real estate classifieds and Google Analytics data for Cian for September 2021). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the third quarter of 2021, the Company had over 1.8 million listings available through its platform and an average UMV of over 18.5 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Source: Cian PLC

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2021 and long-term growth strategy, as well as statements that include the words “target,” “believe,” “expect,” “aim,” “intend, intend,” may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our ability to maintain our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and our ability to achieve and maintain leading market position in certain other regions; our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market; our heavy dependence on our brands and reputation; any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets; any downturns in the Russian real estate market and general economic conditions in Russia; any effect on our operations due to cancellation of, or any changes to, the Russian mortgage subsidy program or other government support programs; further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal; our ability to establish and maintain important relationships with our customers and certain other parties; any failure to establish and maintain proper and effective internal control over financial reporting; any failure to remediate existing deficiencies we have identified in our internal controls over financial reporting, including our information technology general controls; any new or existing government regulation in the area of data privacy, data protection or other areas and the other important factors discussed under the caption “Risk Factors” (in particular, “Risks Relating to the Russian Federation” thereunder) in Cian’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 4, 2021, and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor contacts:

Varvara Kiseleva

Head of Capital Markets and IR

ir@cian.ru

Media contacts:

Olga Podoliaka

po@cian.ru